Petros Pharmaceuticals, Inc

1185 Avenue of the Americas, Suite 249

New York, New York 10036

January 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Christine Westbrook

Re:	Petros Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed on January 6, 2022

File No. 333-262038 (the “Registration Statement”)

Request for Acceleration

Dear Ms. Westbrook,

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Petros Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 5:00 p.m., Eastern Time, on January 13, 2022, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Very truly yours,

PETROS PHARMACEUTICALS, INC.

By:	/s/ Fady Boctor
Fady Boctor
President and Chief Commercial Officer

cc:	Jayun Koo, Esq., Haynes and Boone, LLP